UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

COMPUTER SOFTWARE INNOVATIONS, INC.

(Name of Subject Company)

COMPUTER SOFTWARE INNOVATIONS, INC.

(Names of Persons Filing Statement)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

205395106

(CUSIP Number of Class of Securities)

David B. Dechant

Chief Financial Officer

900 East Main Street, Suite T, Easley, South Carolina 29640

(864) 855-3900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William L. Pitman, Esq.

Smith Moore Leatherwood LLP

300 E. McBee Avenue, Suite 500

Greenville, South Carolina 29601

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Computer Software Innovations, Inc., a Delaware corporation (the “Company”), on October 10, 2012 and amended on October 15, 2012. The Schedule 14D-9 relates to the tender offer by NHCC Merger Corp., a Delaware corporation (“Merger Sub”), which is a wholly-owned subsidiary of N. Harris Computer Corporation, a company organized under the Business Corporations Act (Ontario) (“Parent” or “Harris”), to purchase all outstanding shares of the Company Capital Stock, at a price per share of $1.10 cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 10, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Sub with the SEC on October 10, 2012. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated by reference herein. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 2, 2012, by and among Parent, Merger Sub, the Company, and, solely for the purposes of Section 9.14 thereof, Constellation Software Inc., a company organized under the Business Corporations Act (Ontario) (“Guarantor” or “Constellation”) (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

This Amendment is being filed solely to amend the “equity” and “total” columns of the Golden Parachute Compensation table in Item 8, of the Schedule 14D-9, which mistakenly included cash payments in exchange for the cancellation of vested Company Stock Options outstanding immediately prior to the Effective Time. As was correctly noted in footnote 2 to the Golden Parachute Compensation table, the “equity” column of the Golden Parachute Compensation table in Item 8 should have only included cash payments in exchange for the cancellation of unvested Company Stock Options outstanding immediately prior to the Effective Time. This Amendment also corrects typographical errors in the “equity” column of the Golden Parachute Compensation table in Item 8. Finally, the “total” column of the Golden Parachute Compensation table in Item 8 is being amended to reflect these changes.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by amending and restating all of the text under the heading “Golden Parachute Compensation” with the following:

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of the Company that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

Under the terms of the Company’s 2005 Incentive Compensation Plan, as amended (the “Option Plan”) upon a “Change in Control,” each outstanding option, pursuant to a “single trigger” becomes fully exercisable, unless such option is assumed, replaced or converted to an equivalent award by the continuing entity. Under the Merger Agreement, the Company is required to arrange for the cancellation at the Effective Time of all Company Stock Options in exchange for cash. As described in Item 3 above, the Company intends to enter into agreements with all option holders whereby, upon the consummation of Merger, all such options will be canceled or converted into the right to receive cash in the amount of the excess, if any, of the Offered Price over the exercise price. All out of the money options would be canceled for a nominal sum.

Also as discussed in Item 3 above, pursuant to their respective employment agreements, each of the named executive officers is entitled to certain “single-trigger” severance payments and benefits upon a termination of employment, among other things, by the Company unilaterally “for Convenience” in an amount equal to 175% of Base Salary. In addition, Ms. Hedrick’s contract provides an option for termination by the Company in connection with a “Change in Control.” This is a double-trigger change of control provision, requiring both a merger or other significant corporate event and Ms. Hedrick’s subsequent termination of employment. In the event Ms. Hedrick were terminated following a change in control she would receive an additional 100% of Base Salary as additional severance.

Again, as disclosed in Item 3, on October 2, 2012 the Company entered into Release Agreements with each of the named executive officers. The Releases state that each such executive officer will be terminated upon the consummation of the Merger for “Convenience,” and confirm that each officer (other than Ms. Hedrick) will be paid a severance payment equal to 175% of Base Salary over twelve months following the Effective Time, consistent with the provisions of their individual employment agreements. In the case of Ms. Hedrick, her Release states that upon the Effective Time, she will be paid 200% of Base Salary (versus the 275% payment called for in her employment agreement) in exchange for such payment being made in a lump sum within five (5) business days following the Effective Time.

Provision of all severance payments under the named executive officers’ employment agreements and Releases is conditioned upon the named executive officer releasing the Company, Parent and Merger Sub from certain claims and, in each case, complying with non-disparagement and confidentiality provisions that apply in perpetuity and non-competition and non-solicitation provisions that apply for a period of one year after termination of employment. The payments of severance compensation are made pursuant to the agreements described in Item 3 under the heading: “Employment Agreements and Severance Agreements.”

The amounts set forth in the table below assume the following:

•	the Effective Time occurred on October 9, 2012, the last practicable date prior to the filing of this Schedule 14D-9;
•

the named executive officers of the Company were terminated “for Convenience” immediately following the Effective Time on October 9, 2012, the last practicable date prior to the filing of this Schedule 14D-9; and

•	the $1.10 per share cash consideration payable under the Merger Agreement.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ benefits ($)	Tax reimbursement ($)	Other ($)	Total ($)
Nancy K. Hedrick	$450,000	–	–	–	–	–	$450,000
Thomas P. Clinton	$367,500	$43,166	–	–	–	–	$410,666
William J. Buchanan	$367,500	$34,041	–	–	–	–	$401,541
Beverly N. Hawkins	$367,500	$27,375	–	–	–	–	$394,875

(1)	This column includes cash severance entitlement of our named executive officers pursuant to their employment agreements.

•

Ms. Hedrick. Pursuant to Ms. Hedrick’s Employment Agreement, upon termination for Convenience by the Company, in addition to accrued salary and benefits, she is entitled to receive 175% of her Base Salary, less required withholdings and deductions, paid in twelve monthly installments. Ms. Hedrick is also entitled to additional severance benefits triggered by a termination following a Change in Control. Although Ms. Hedrick’s Employment Agreement provided for a severance benefit of 275% of Base Salary payable over the twelve months following the termination triggered by a Change in Control, her Release provides that Ms. Hedrick will receive instead severance equal to 200% of Base Salary, in exchange for payment of severance benefits within five (5) business days following the Effective Time.

•

Mr. Clinton. Pursuant to Mr. Clinton’s Employment Agreement, upon termination for Convenience by the Company, in addition to accrued salary and benefits, he is entitled to receive 175% of his Base Salary, less required withholdings and deductions, paid in twelve monthly installments.

•

Mr. Buchanan. Pursuant to Mr. Buchanan’s Employment Agreement, upon termination for Convenience by the Company, in addition to accrued salary and benefits, he is entitled to receive 175% of his Base Salary, less required withholdings and deductions, paid in twelve monthly installments.

•

Ms. Hawkins. Pursuant to Ms. Hawkins’ Employment Agreement, upon termination for Convenience by the Company, in addition to accrued salary and benefits, she is entitled to receive 175% of her Base Salary, less required withholdings and deductions, paid in twelve monthly installments.

(2)

These amounts represent the cash payments in exchange for the cancellation of unvested Company Stock Options outstanding immediately prior to the Effective Time. The total cash payment is equal to an amount per share of Company Common Stock equal to the difference between the Price Per Share less the exercise price per share under such Company Stock Option, less any applicable withholding taxes. These payments will occur automatically and without regard to whether or not the executive officer’s employment is terminated.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DAVID B. DECHANT

(Signature)

David B. Dechant, Chief Financial Officer

(Name and title)

October 24, 2012

(Date)

Instruction to Signature: The statement must be signed by the filing person or that person’s authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative’s authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See §240.14d-1(f) with respect to signature requirements.